Exhibit 99.1

Nano Labs Continues to Increase Its BNB Holdings to Over 130,000 BNB,
Upgrades Its BNB Strategic Reserve and Officially Launches Share Repurchase Program

Hong Kong, December 31, 2025 (GLOBE NEWSWIRE) — Nano Labs Ltd (Nasdaq: NA) (“we,” the “Company” or “Nano Labs”), a leading Web 3.0 infrastructure and product solution provider, today announced continued progress in its strategic BNB reserve initiative, including the completion of a new round of BNB acquisitions.

As of the date of this announcement, the Company holds more than 130,000 BNB in aggregate, with a total value of approximately US$112 million. This milestone represents a further enhancement of Nano Lab’s long-term strategic BNB reserve strategy.

In addition, the Company disclosed that its Board of Directors had previously approved a share repurchase program with an aggregate value of up to US$25 million, and that the Company has now formally commenced the implementation of this repurchase program. Taking into account its market capitalization management strategy, as well as the balance between corporate capital allocation and the value of its strategic BNB reserves, Nano Labs intends to continue executing the share repurchase program in the future, subject to market conditions, with the aim of enhancing long-term corporate value and safeguarding shareholder interests.

About Nano Labs Ltd

Nano Labs Ltd is a leading Web 3.0 infrastructure and product solution provider. Nano Labs is committed to the development of high throughput computing (“HTC”) chips and high-performance computing (“HPC”) chips. Nano Labs has built a comprehensive flow processing unit (“FPU”) architecture which offers solution that integrates the features of both HTC and HPC. In addition, Nano Labs has actively positioned itself in the crypto assets space, adopting BNB as its primary reserve asset. It has reserved in mainstream cryptocurrencies including BNB and BTC, and established an integrated platform covering multiple business verticals, including HTC solutions and HPC solutions*. For more information, please visit the Company’s website at: ir.nano.cn.

*According to an industry report prepared by Frost & Sullivan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s plan to appeal the Staff’s determination, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Investor Contact:

Nano Labs Ltd
Email: ir@nano.cn

Ascent Investor Relations LLC

Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com